CopyTele, Inc.
900 Walt Whitman Road
Melville NY  11747

May 28, 2013

Via EDGAR & Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mark P. Shuman, Branch Chief

Re:

CopyTele, Inc.
Registration Statement on Form S-1
Filed on April 24, 2013
File No. 333-188096

Dear Mr. Shuman:

Set forth below are the responses of CopyTele, Inc., a Delaware corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2013 with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on April 24, 2013, File No. 333-188096 (the “Registration Statement”).   Capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the Common Stock Purchase Agreement (“Purchase Agreement”) dated April 23, 2013, between  the Company and Aspire Capital Fund (“Aspire”).

As the responses set forth below do not necessitate any changes to the Registration Statement, we are not filing an amendment to the Registration Statement at this time. For your convenience, we have also forwarding a copy of this letter via email.

Each response is prefaced by the exact text of the Staff’s corresponding Comment in bold text.

General

1.

In connection with the Form D filed on May 2, 2013 relating to a private offering of up to $10,000,000 of your securities, please provide us with a detailed analysis regarding why this concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

Mark P. Shuman

Securities and Exchange Commission

May 28, 2013

Response:  The Form D filed on May 2, 2013 (the “Form D”),  relates to the offering of common stock to Aspire pursuant to the Purchase Agreement.  Consistent with Securities Act Rule 503(a), the Form D was filed “no later than 15 calendar days after the first sale of securities in the offering.”  The Form D relates only to the private offering completed with the signing of the Purchase Agreement; it does not relate to any other private offering; and the Company has not engaged in any private offering of securities since the date of the transaction with Aspire.

The shares sold to Aspire in the private offering of securities described in the Form D are the shares registered for resale in the subject Registration Statement.  As Aspire was irrevocably bound to purchase the shares in the private offering prior to the filing of the subject Registration Statement -- the Purchase Agreement is dated April 23, 2013 and the Registration Statement was filed April 24, 2013 -- we respectfully submit that the private transaction was completed prior to the filing of the Registration Statement and the two transactions should not be integrated.  In this regard, we note Securities Act Rule 152, which specifies that “[t]he phrase ‘transactions by an issuer not involving any public offering’ in Section 4[(a)](2) shall be deemed to apply to transactions not involving any public offering at the time of said transaction although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.”  Further, with regard to the application of Rule 152 to the subsequently filed registration statements, the Commission noted the following in Securities Act Release 33-8828, August 3, 2007 (footnotes omitted):

Consistent with Securities Act Rule 152, the staff of the Division of Corporation Finance, in its review of Securities Act registration statements, will not take the view that a completed private placement that was exempt from registration under Securities Act Section 4[(a)](2) should be integrated with a public offering of securities that is registered on a subsequently filed registration statement. Consistent with the staff’s approach to this issue, we are of the view that, pursuant to Securities Act Rule 152, a company’s contemplation of filing a Securities Act registration statement for a public offering at the same time that it is conducting a Section 4[(a)](2)-exempt private placement would not cause the Section 4[(a)](2) exemption to be unavailable for that private placement.

Based on the foregoing, the Company respectfully submits that the private offering disclosed on the Form D was completed prior to the filing of the resale Registration Statement and, as such, the private offering described in the Form D and the resale transaction registered on the subject Registration Statement are separate transactions that should not be integrated.

2.

We note that the VWAP Purchase Price, as defined in Section 10(w) of the Common Stock Purchase Agreement (the “Purchase Agreement”), is based on the price of CopyTele’s common stock on the VWAP Purchase Date, which is defined in Section 10(t) as the business day following receipt by Aspire Capital Fund of a valid VWAP Purchase Notice. This provision seemingly enables Aspire Capital Fund to influence the price at which to purchase the securities underlying the put subsequent to the date of the filing and effectiveness of the registration statement. Equity line arrangements must impose a purchase commitment to purchase shares at a price that cannot be influenced by the investor. Please advise as to why you believe that the pricing provisions of the agreement are consistent with the requirements for an equity line financing. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Mark P. Shuman

Securities and Exchange Commission

May 28, 2013

Response:  C&DI Question 139.17 emphasizes that an investor must have no ability to make an investment decision under an equity line agreement subsequent to the filing of the “resale” registration statement -- noting that agreements that permit the investor to decide when or at what price to purchase securities as an example of a condition that is viewed as continuing to provide an investor with investment discretion.  The Company respectfully submits that Aspire’s sole investment decision was made at the time it entered into the Purchase Agreement with the Company and there are no additional investment decisions to be made by Aspire under the terms of the Purchase Agreement.  Specifically, Section 1(c) of the Purchase Agreement sets forth the terms and conditions regarding when Aspire is required to purchase securities upon receipt of a VWAP Purchase Notice from the Company -- i.e., that, on the date the VWAP Notice is delivered, (a) the Closing Sale Price must exceed $0.50 per share and (b) the Company must have delivered a Purchase Notice to Aspire for a Regular Purchase of 200,000 Purchase Shares.  The VWAP Purchase Price is then determined based on a formula tied to the market price -- meaning that Aspire must pay the purchase price determined by such formula.  Aspire has no option to decide when or “at what price” to purchase the securities.

Although permitted under the Staff’s guidance on equity lines, the Purchase Agreement (under Section 2(j) and Section 4(d)) prohibits Aspire from engaging in any short selling or hedging transactions that would establish a net short position with respect to the Company’s common stock.  In addition, the VWAP Purchase Price is subject to the VWAP Minimum Price Threshold, which is equal to (a) 90% of the Closing Sale Price on the date that the Company submits a VWAP Purchase Notice to Aspire, or (b) such higher price as determined by the Company, in its sole discretion, and set forth in the VWAP Purchase Notice.  Therefore, the Purchase Agreement, by its terms, operates to minimize the impact of decreases in the trading price of the Company’s common stock on the purchase price of shares put to Aspire under the Purchase Agreement.

The Company is not aware of the Staff having previously taken a position that short selling or the ability to influence the trading price of a stock through market transactions is impermissible under the accommodations for companies seeking to register shares underlying an equity line agreement as an “indirect primary” offering.  In this regard, the Company notes that C&DI 139.13, as revised by the Staff on May 16, 2013, clarifies that the Staff “will not object that a private placement is not ‘completed’ based on the lack of a fixed price if the agreement provides for the pricing based on a formula tied to the market price and there is an existing market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board.”  In this regard, as noted above, the VWAP Purchase Price is based on a formula tied to the market price of the Company’s common stock, which trades on the OTC Bulletin Board. Aspire is irrevocably bound to purchase all shares put to it under a VWAP Purchase Notice at the VWAP Purchase Price and has no ability to decide when or at what price to purchase such shares. As such, the Company believes that the pricing provisions relating to VWAP Purchases are consistent with the requirements for an equity line financing.

Mark P. Shuman

Securities and Exchange Commission

May 28, 2013

3.

We note further that under Section 1(c) of the Purchase Agreement, the number of shares Aspire Capital Fund may be required to purchase in connection with a VWAP Purchase Notice is a specified percentage (up to the VWAP Purchase Share Volume Maximum) of your aggregate shares traded on your principal market during normal trading hours on the VWAP Purchase Date. This provision appears to enable Aspire Capital Fund to influence the number of shares it is required to purchase in connection with a put subsequent to the date of the filing and effectiveness of the registration statement. If the investor has the ability to impact the size of its investment under the equity line agreement after the filing of the registration statement, the investor is not considered to be irrevocably bound and the equity line agreement would not conform to equity line accommodation principles. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 139.13, 139.15 and 139.17. Please advise as to why you believe that the VWAP purchase provisions of the agreement are consistent with the requirements for an equity line financing.

Response:  The Company respectfully submits that the Staff permits the registration of an equity line transaction as an “indirect primary” offering so long as the investor is irrevocably bound to purchase the shares of common stock underlying the agreement.  In C&DI 139.15, the Staff notes that “only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put.”  Pursuant to Section 1(c) of the Purchase Agreement, the Company has the sole discretion to deliver a VWAP Purchase Notice to Aspire.  As noted in the response above to Comment #2, there are only two conditions Aspire’s obligation to purchase shares under a VWAP Purchase Notice -- i.e., that, on the date the VWAP Notice is delivered, (a) the Closing Sale Price must exceed $0.50 per share and (b) the Company must have delivered a Purchase Notice to Aspire for a Regular Purchase of 200,000 Purchase Shares.  Once these conditions are met, receipt of a VWAP Purchase Notice irrevocably binds Aspire to purchase a number of shares equal to the VWAP Purchase Share Percentage (such percentage is set by the Company in the VWAP Purchase Notice, but may not exceed 30%) of the aggregate shares traded on the OTC Bulletin Board on the VWAP Purchase Date.  For each VWAP Purchase Notice, the Company uses its sole discretion to set the VWAP Purchase Share Estimate, which sets the maximum number of shares that Aspire may be required to purchase under each VWAP Purchase.  As such, the VWAP Purchase Share Volume Maximum is determined by the Company in its sole discretion (since the Company sets both the VWAP Purchase Share Percentage and the VWAP Purchase Share Estimate in each VWAP Purchase Notice), and Aspire has no ability to influence the number of shares it is required to purchase under each VWAP Purchase.

Mark P. Shuman

Securities and Exchange Commission

May 28, 2013

Similar to the views expressed above in response to Comment #2, the Company is not aware of the Staff having previously expressed the view that an ability to, indirectly through market transactions, influence the number of shares purchased under each put, even if through means arguably within the investor’s control, is a factor viewed as continuing to provide an investor with investment discretion.  Equity lines generally use a market-price formula to determine the purchase price and number of shares subject to each put.  As such, by the nature of the transaction, virtually every investor in an equity line transaction would theoretically have the ability to “influence” the market price, and, thereby, influence the purchase price or number of shares sold under a put, simply by selling shares previously purchased into the market (pursuant to the registration statement registering the “resales” of those securities).  As noted above, under the Purchase Agreement, the maximum number of shares to be purchased in each VWAP Purchase is determined by the Company in its sole discretion and the VWAP Purchase Price is based on a formula tied to the market price of the Company’s common stock, which trades on the OTC Bulletin Board.  Only the Company has the right to exercise a put and, except for conditions outside Aspire’s control, Aspire is irrevocably bound to purchase shares of the Company’s common stock once it receives a Purchase Notice or VWAP Purchase Notice under the Purchase Agreement.

4.

We refer to the definition of VWAP Minimum Price Threshold in Section 10(r) of the Common Stock Purchase Agreement. In view of CopyTele’s ability to set a minimum price each time it issues a VWAP Purchase Notice, it appears that the price term for puts under the equity line remains subject to future negotiation and that is not consistent with the Staff’s equity line accommodations. It appears that you should withdraw the registration statement and ensure, in any re-negotiated equity line agreement, that neither the company nor the equity line investor is able to influence the floor price that will apply to any put, or to amend or waive such provisions.

Response:  Equity line agreements are purchase contracts between a company and an investor that are designed to permit the company to put securities to the investor over the course of the contract.  The discretion provided to companies under these contracts is their most attractive feature -- specifically, discretion regarding:  (a) whether to put shares to the investor, if at all; (b) when to put shares to the investor, taking into consideration the prevailing stock price and other conditions that impact the price at which such shares would be sold; and (c) the number of shares to sell to the investor, based upon the capital needs of the company.  The Company respectfully submits that the transaction satisfies the fundamental element of the Staff’s equity line accommodation, as “the investor is irrevocably bound to purchase the shares of common stock underlying the agreement.”  See C&DI 139.15.

Mark P. Shuman

Securities and Exchange Commission

May 28, 2013

All terms of the Purchase Agreement, including the terms relating to purchases to be made under each Regular Purchase and VWAP Purchase, are final and not subject to any further negotiation between the Company and Aspire.  For example, the floor price limitations for  puts under the Purchase Agreement are set forth in Section 1(e) and are not subject to further negotiation, amendment or waiver.  Similarly, the terms and conditions relating to VWAP Purchases are not subject to negotiation, amendment or waiver by the Company and Aspire.  Allowing the Company discretion, within certain limitations set forth in the Purchase Agreement, to set the VWAP Purchase Share Percentage and VWAP Minimum Price Threshold for each VWAP Purchase does not change the fact that Aspire is irrevocably bound to purchase shares upon receipt of a VWAP Purchase Notice from the Company.  Aspire has no ability to influence, negotiate or dictate the terms of a VWAP Purchase Notice, but is required to purchase up to the maximum number of shares set forth in each VWAP Purchase Notice at a purchase price determined by a formula tied to the market price of the Company’s common stock.  As such, the Company does not believe that withdrawal of the registration statement is required, as the Company is permitted to maintain discretion under the Staff’s equity line guidance and Aspire has no ability to influence the timing, price or amount of any put under the Purchase Agreement.

Please direct any questions that you have with respect to the foregoing to Robert A. Berman of CopyTele, Inc. at (631) -549-5900 or Michael D, Schwamm of Duane Morris LLP at (212) 692-1054.

Sincerely,

/s/ Robert A. Berman

Robert A.  Berman

cc:

Matthew Crispino (Securities and Exchange Commission)

Barbara C. Jacobs (Securities and Exchange Commission)

Henry P. Herms (CopyTele, Inc.)

Steven G. Martin (Aspire Capital Fund)

Martin P. Dunn (O'Melveny & Myers LLP)
Rebekah Toton (O'Melveny & Myers LLP)

Michael D. Schwamm (Duane Morris LLP